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                                                        EXHIBIT 1.A.(13)(ff)(ii)


          SETTLEMENT OPTIONS TO PROVIDE ACCELERATION OF DEATH BENEFITS

     Subject to all the provisions of this rider and of the rest of the contract, we will make the payments described below if the Insured is terminally ill or is confined to a nursing home.

     This rider is non-participating. Any dividend we pay under this contract will be the same as the one we pay under a contract that is like this one in all other respects but that does not have this rider.


DEFINITIONS

     Convertible Proceeds.--The proceeds we would pay under this contract at the death of the Insured, less any contract debt and any term insurance that comes from supplementary benefits (except level term insurance riders still in the conversion period and for which we charge a premium).

     Benefit Base.--The value we will use to determine the monthly benefit we will pay under the terminal illness option or the nursing home option. It will be computed based on: (1) the amount of convertible proceeds you place under the option; and (2) a reduced life expectancy. When we compute the life expectancy and the benefit base, we will use our assumptions. We may change those assumptions from time to time. We will consider, among other things, the Insured's age and sex and which of the options is being applied for. We will also consider, if they apply:

     1. expected future premiums;

     2. future dividends at the scale in effect when we make the computation;

     3. continuation of any reduction in guaranteed charges;

     4. continuation of the current rate of any excess interest credited on contract values; and

     5. a processing charge of up to $150.

     The benefit base for an option will be at least as great as the net cash value of the contract multiplied by the percentage of the convertible proceeds placed under that option.

     Eligible Nursing Home.--An institution or special nursing unit of a hospital which meets at least one of the following requirements:

     1) it is Medicare approved as a provider of skilled nursing care services; or

     2) it is licensed as a skilled nursing home or as an intermediate care facility by the state in which it is located; or

     3) it meets all the requirements listed below:

     a. it is licensed as a nursing home by the state in which it is located;

     b. its main function is to provide skilled, intermediate, or custodial nursing care;

     c. it is engaged in providing continuous room and board accommodations to 3 or more persons;

     d. it is under the supervision of a registered nurse (RN) or licensed practical nurse (LPN);

     e. it maintains a daily medical record of each patient; and

     f. it maintains control and records for all medications dispensed.

     Institutions which primarily provide residential facilities are not eligible nursing homes.


TERMINAL ILLNESS OPTION

     To choose this option you must give us evidence that satisfies us that the Insured's life expectancy is 6 months or less; part of that evidence must be a certification by a licensed physician. This option provides equal monthly payments for 6 months. For each $1,000 of benefit base, each payment will be at least $168.37; this assumes an annual interest rate of 5%.

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     If the Insured dies before all the payments have been made, we will pay the beneficiary in one sum. The one sum we pay will be the present value of the payments that remain; we will compute the value based on the interest rate we used to determine those payments.

     If you do not want monthly payments, we will pay you the benefit base in one sum if you ask us to.


NURSING HOME OPTION

     You may choose this option if: (1) the Insured is confined to an eligible nursing home and has been confined there for all of the preceding six months; and (2) you give us evidence that satisfies us that the Insured is expected to stay in the nursing home until death. Part of that evidence must be a certification by a licensed physician. This option provides level monthly payments for the number of years shown in the table that follows. For each $1000 of benefit base, each payment will be at least the minimum amount shown in the table. The table uses an annual interest rate of 5%; we may use a higher rate.

    ATTAINED AGE             PAYMENT PERIOD         MINIMUM MONTHLY PAYMENT FOR
     OF INSURED                 IN YEARS           EACH $1 ,000 OF BENEFIT BASE

    64 and under                  10                           $10.50
    65 - 67                        8                            12.56
    68 - 70                        7                            14.02
    71 - 73                        6                            15.99
    74 - 77                        5                            18.74
    78 - 81                        4                            22.89
    82 - 86                        3                            29.80
    87 and over                    2                            43.64

     If the Insured dies before all the payments have been made, we will pay the beneficiary in one sum. The one sum we pay will be the present value of the payments that remain; we will compute the value based on the interest rate we used to determine those payments.

     If we agree, you may choose a longer payment period than that shown in the table; if you do, monthly payments will be reduced so that the present value of the payments is the same. We will use an interest rate of at least 5%.

     We reserve the right to set a maximum monthly benefit that we will pay under this option. If we do so, it will be at least $5,000.

     If you do not want monthly payments, we will pay you the benefit base in one sum if you ask us to.

EFFECT ON CONTRACT

     The convertible proceeds will be reduced by any amount converted under one of these options.

     If you convert only a part of your convertible proceeds, the contract will stay in force and premiums will be reduced. For insurance included in the convertible proceeds, values and the amount of insurance will be reduced in the same proportion as the reduction in convertible proceeds. The new premiums will be the ones that would apply if the contract had been issued at the reduced amount. Insurance not included in the convertible proceeds will not be affected.

     If you convert only a part of your convertible proceeds, the convertible proceeds that remain must be at least $25,000.

     If you convert all of your convertible proceeds, all other benefits under the contract based on the Insured's life will end. Any insurance under the contract on the life of someone other than the Insured will stay in effect; we will waive all future premiums for that insurance.

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CONDITIONS

     Your right to be paid under one of these options is subject to the following conditions:

     1. The contract must be in force other than as extended insurance.

     2. You must choose the option in writing in a form that meets our needs.

     3. The contract must not be assigned except to us as security for a loan.

     4. We reserve the right to set a minimum of no more than $50,000 on the amount of convertible proceeds you may place under an option.

     5. You must send us the contract.

     6. The main purpose of life insurance is to meet your estate planning needs. This benefit provides for the accelerated payment of life insurance proceeds. It is not meant to cause you to involuntarily invade proceeds ultimately payable to the named beneficiary. Accelerated death benefits will be made available to you on a voluntary basis only. Therefore:

        (a) If you are required by law to use this option to meet the claims of creditors, whether in bankruptcy or otherwise, you are not eligible for this benefit.

        (b) If you are required by a government agency to use this option in order to apply for, obtain, or keep a government benefit or entitlement, you are not eligible for this benefit.

RIGHT TO CANCEL

     If you ask us in writing and send us the contract, we will cancel this rider.

     Rider attached to and made a part of this contract on the Contract Date

The Prudential Insurance Company of America,

By  /s/  SUSAN L. BLOUNT
    ---------------------------
            Secretary


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